UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

650 Warrenville Road, Suite 500, Lisle, Illinois 60532

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[  ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #’s
I	News Release – IPSCO Reports Record Second Quarter Results	1-3
II	Consolidated Statements of Operations	1
III	Consolidated Statements of Cash Flows (unaudited)	1
IV	Consolidated Statements of Financial Position	1
V	Notes to Consolidated Interim Financial Statements (unaudited)	1-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: July 27, 2005

By:

/s/Leslie T. Lederer

Vice President, General Counsel

and Corporate Secretary

Exhibit I

          News Release

For Release July 27, 2005, 6:00 am EDT

IPSCO REPORTS RECORD SECOND QUARTER RESULTS

RESULTS ARE REPORTED IN U.S. DOLLARS

[Lisle, Illinois] [July 27, 2005] -- IPSCO Inc. (NYSE/TSX: IPS) announced today second quarter sales of $667 million, an increase of $119 million over the second quarter of 2004. Net income of $126 million was nearly double the $66 million in last year's second quarter. Basic and diluted earnings per share in the quarter were $2.59 and $2.56, respectively, compared to $1.38 and $1.22 per share in the second quarter last year. Operating income per ton shipped was $263 compared to $134 in the second quarter of 2004. Net income was $281 million for the first six months of 2005, or $5.62 per share. This compares to $98 million or $1.78 for the first six months of 2004.

IPSCO's enhanced sales performance versus the comparable period last year was driven by higher pricing levels in all product lines and strong energy tubular shipments partially offset by volume reductions in the steel mill product and large diameter pipe product lines. IPSCO's second quarter average pricing was $830 per ton, inclusive of surcharge, compared to $620 per ton a year ago. Second quarter shipments were 803,000 tons, down 9% or 81,000 tons from the second quarter of 2004. Large diameter shipments of 13,000 tons declined 82% or 59,000 tons from last year's level reflecting the low level of contract activity in the first half of 2005. Steel mill product shipments declined 38,000 tons as a result of the previously reported six-day Montpelier outage and reduced service center orders for steel products. Energy tubular shipments were 38,000 tons or 32% higher than the second quarter of 2004, reflecting continued strong demand and drill rate activity despite unusually wet weather, which impacted shipments in Canada.

"End user demand for steel plate remained strong in the first half of 2005 and OEM shipments in the second quarter were stable," said David Sutherland, President and Chief Executive Officer. "However, market uncertainty over recent declines in steel pricing levels resulted in delayed service center inventory replenishment and order patterns exhibiting very short lead times. In part because of this market uncertainty, we have moved a planned 17-day reheat furnace maintenance project for Montpelier into the third quarter. In addition, a precautionary outage in Mobile early in July, necessitated by Hurricane Dennis, was extended to seven days to allow reheat furnace maintenance."

"It is anticipated that with these maintenance efforts behind us, IPSCO will be well positioned in the fourth quarter to take advantage of the continued strength in IPSCO's steel markets, as well as a continued strong second half energy tubular market which now includes second half orders for well over 100,000 tons of large diameter pipe."

Second quarter 2005 diluted earnings per share increased $0.07 per share due to the share buyback program announced and initiated in March of 2005. Second quarter 2004 earnings per share were diluted by $0.08 per share due to the junior subordinated notes (retired in November 2004) and $0.06 due to the preferred shares (redeemed in May of 2004). The junior subordinated notes and the preferred shares did not impact the 2005 diluted earnings per share calculations.

During the quarter, the Company redeemed all $71 million of its 7.32% Series B Senior Notes and purchased for cancellation on the open market, $41 million of the 8.75% Unsecured Notes due June 1, 2013 and CDN $2 million of the 7.80% Canadian Debentures due December 1, 2006. Total debt repaid during the quarter was $114 million excluding pre-payment premiums. The debt redemptions resulted in debt extinguishment expense for the quarter of $10 million, or $0.13 per diluted share.

Outlook

The Company believes that end user demand for steel mill products will remain strong throughout the second half. Surcharge related pricing declines will be largely offset by scrap cost declines, however, there will be timing differences between revenue changes and the cost of scrap consumed. In addition there will be some slide in steel prices due to both market pressure from buyers and due to the influence of hot-rolled coil price declines, particularly on IPSCO's coil and cut-to-length product sales.

The market for large diameter pipe has improved significantly in the second half, as has IPSCO's participation in this market. IPSCO has booked in excess of 100,000 tons for delivery in the remainder of the year. North American OCTG shipments in general and small diameter line pipe shipments in Canada are expected to be at historically high levels, as strong as weather will allow, through the balance of 2005.

Foreign exchange fluctuations and their impact on inter-company obligations raised by debt retirement and the Share Repurchase Program may or may not impact third quarter net income and earnings per share.

We expect increased large diameter pipe shipments, increased energy tubular shipments, and the flow through of second quarter scrap purchase price reductions to help offset price declines on our steel mill products and the steel product volume reductions related to the third quarter's planned maintenance. With the combination of these factors we expect third quarter earnings to be in the range of $2.35 to $2.55 per diluted share.

2

IPSCO has scheduled the live webcast of its second quarter 2005 results conference call at 10:00 AM EDT on Wednesday, July 27, 2005. During the call IPSCO President and CEO, David Sutherland, Senior Vice President and CFO, Vicki Avril and Executive Vice President - Steel and Chief Commercial Officer, John Tulloch will discuss IPSCO Inc.'s second quarter results.

Persons wishing to listen to the webcast may access it in the Investor Information, Presentations section on the Company's website at www.ipsco.com. The conference call, including the question and answer portion, will also be archived on IPSCO's web site for three months.

IPSCO, traded as "IPS" on both the New York Stock Exchange and Toronto Stock Exchange, operates steel mills at three locations and pipe mills at six locations in the United States and Canada. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company's tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals. Steel can also be further processed at IPSCO's five temper leveling and coil processing facilities.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to: weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by the Company; general economic conditions; and changes in financial markets. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission and Canadian securities regulators, including those in IPSCO's Annual Report for 2004, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", its Annual Information Form, and its Form 40-F.

Company Contact:
Vicki Avril, Senior Vice President and Chief Financial Officer
Tel. 630-810-4769

Release #05-29

#  #  #

3

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)						Exhibit II

(thousands of United States Dollars except for share, per share and ton data)
		For the Three Months Ended			For the Six Months Ended
		June 30	June 30	March 31	June 30	June 30
		2005	2004	2005	2005	2004
			(restated)			(restated)
Plate and Coil Tons Produced (thousands)		857.7	813.6	817.5	1,675.2	1,605.0
Finished Tons Shipped (thousands)		803.5	884.2	855.8	1,659.3	1,821.3

Sales		$666,712	$548,275	$745,997	$1,412,709	$1,031,183
Cost of sales
Manufacturing and raw material		419,660	394,374	461,941	881,601	778,641
Amortization of capital assets		19,662	20,188	19,251	38,913	38,709
		439,322	414,562	481,192	920,514	817,350
Gross income		227,390	133,713	264,805	492,195	213,833
Selling, research and administration		16,141	15,210	18,337	34,478	30,956
Operating income		211,249	118,503	246,468	457,717	182,877
Other expenses (income):
Interest on long-term debt		7,496	10,765	8,534	16,030	22,239
Dividends on preferred shares		-	736	-	-	2,306
Net interest income		(3,240)	(406)	(2,778)	(6,018)	(1,104)
Loss on early extinguishment of debt		10,249	-	-	10,249	-
Foreign exchange gain		(759)	(396)	(394)	(1,153)	(230)
Income Before Income Taxes		197,503	107,804	241,106	438,609	159,666
Income Tax Expense		71,101	41,418	86,778	157,879	61,951
Net Income		126,402	66,386	154,328	280,730	97,715
Earnings Per Common Share	- Basic	$2.59	$1.38	$3.10	$5.69	$2.04
	- Diluted	$2.56	$1.22	$3.05	$5.62	$1.78
Denominator for Basic Earnings per Common Share (thousands)		48,821	47,965	49,796	49,306	47,914
Denominator for Diluted Earnings per Common Share (thousands)		49,390	56,274	50,543	49,964	57,779

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (unaudited)

(thousands of United States Dollars)
	For the Three Months Ended			For the Six Months Ended
	June 30	June 30	March 31	June 30	June 30
	2005	2004	2005	2005	2004

		(restated)			(restated)
Retained Earnings at Beginning of Period	$1,059,530	$531,694	$923,530	$923,530	$502,174
Net Income	126,402	66,386	154,328	280,730	97,715
Common share repurchase	(83,698)	-	(13,370)	(97,068)	-
Dividends on Common Shares	(5,496)	(1,771)	(4,958)	(10,454)	(3,580)

Retained Earnings at End of Period	$1,096,738	$596,309	$1,059,530	$1,096,738	$596,309

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)	Exhibit III

(thousands of United States Dollars)
	For the Three Months Ended			For the Six Months Ended
	June 30	June 30	March 31	June 30	June 30
	2005	2004	2005	2005	2004
		(restated)			(restated)
Cash Derived From (Applied To)
Operating Activities
Working capital provided by operations
Net income	$126,402	$66,386	$154,328	$280,730	$97,715
Loss on early extinguishment of debt	10,249	-	-	10,249	-
Stock-based compensation	523	127	458	981	295
Amortization of capital assets	19,662	20,188	19,251	38,913	38,709
Amortization of deferred charges	505	309	370	875	641
Change in deferred pension asset	(747)	(1,771)	1,092	345	(943)
Future income taxes	4,580	32,523	39,341	43,921	44,449
	161,174	117,762	214,840	376,014	180,866
Changes in working capital
Accounts receivable, less allowances	59,798	(28,516)	25,681	85,479	(80,026)
Inventories	(60,936)	(12,599)	6,448	(54,488)	(17,391)
Other	1,562	220	2,580	4,142	38
Accounts payable and accrued charges	(28,329)	(6,501)	(41,999)	(70,328)	16,562
Income taxes recoverable/payable	48,329	7,243	(60,695)	(12,366)	10,518
	20,424	(40,153)	(67,985)	(47,561)	(70,299)
	181,598	77,609	146,855	328,453	110,567
Financing Activities
Common share dividends	(5,496)	(1,771)	(4,958)	(10,454)	(3,580)
Common shares issued pursuant to share option plan	5,494	3,469	10,929	16,423	4,022
Common share repurchase	(104,896)	-	(16,261)	(121,157)	-
Retirement of preferred shares	-	(108,996)	-	-	(108,996)
Repayment of long-term debt	(123,248)	(34,286)	-	(123,248)	(34,286)
	(228,146)	(141,584)	(10,290)	(238,436)	(142,840)
Investing Activities
Expenditures for capital assets	(8,859)	(4,559)	(13,406)	(22,265)	(13,176)
Proceeds from (issuance of) mortgage receivable, net	370	1,717	1,457	1,827	(4,134)
	(8,489)	(2,842)	(11,949)	(20,438)	(17,310)
Effect of exchange rate changes on cash and cash equivalents	(2,874)	(3,608)	2,441	(433)	897
Increase (decrease) in Cash and Cash Equivalents	(57,911)	(70,425)	127,057	69,146	(48,686)
Cash and Cash Equivalents at Beginning of Period	482,134	153,306	355,077	355,077	131,567
Cash and Cash Equivalents at End of Period	$424,223	$82,881	$482,134	$424,223	$82,881

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)			Exhibit IV

(thousands of United States Dollars)
	June 30	June 30	December 31
	2005	2004	2004
		(restated)	(restated)
Current Assets
Cash and cash equivalents	$424,223	$82,881	$355,077
Accounts receivable, less allowances	250,262	250,731	338,590
Recoverable income taxes	-	26,235	-
Inventories	486,919	299,809	434,526
Future income taxes	47,261	20,732	45,210
Other	3,925	2,759	8,212
	1,212,590	683,147	1,181,615
Non-Current Assets
Capital assets	1,053,381	1,077,919	1,075,512
Other	35,309	26,608	37,760
Future income taxes	6,165	111,580	54,034
	1,094,855	1,216,107	1,167,306
Total Assets	$2,307,445	$1,899,254	$2,348,921

Current Liabilities

Accounts payable and accrued charges	$167,471	$180,855	$239,908
Income and other taxes payable	77,373	-	90,656
Current portion of long-term debt	-	14,286	14,286
	244,844	195,141	344,850
Long-Term Liabilities
Long-term debt	291,488	484,831	393,053

Future income taxes	216,650	206,465	221,381
	508,138	691,296	614,434
Shareholders' Equity
Common shares	376,441	357,751	384,093
Contributed surplus	2,481	661	1,489
Retained earnings	1,096,738	596,309	923,530
Cumulative translation adjustment	78,803	58,096	80,525
	1,554,463	1,012,817	1,389,637

Total Liabilities and Shareholders' Equity	$2,307,445	$1,899,254	$2,348,921

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)	Exhibit V

(thousands of United States Dollars)

1. The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those used in the preparation of the most recent annual financial statements except as described below. These unaudited consolidated financial statements do not include all the information and footnotes required by generally accepted accounting principles and should be read in conjunction with the consolidated financial statements included in IPSCO Inc.'s (the "Company") Annual Report for the year ended December 31, 2004. This consolidated financial information reflects all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for fair presentation of the consolidated financial statements for the periods shown. The results of operations of any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

Effective January 1, 2005, the Company adopted the provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section
3860 "Financial Instruments - Disclosure and Presentation". Adoption of this new accounting standard had no impact on 2005 financial position or results. However, for comparative periods presented, the Company's preferred shares and subordinated notes, previously classified as equity, have been classified as liabilities and the associated dividends and interest of $2.2 million and $5.3 million in the three months and six months ended June 30, 2004, respectively have been accounted for in determining net income.

Effective January 1, 2005, the Company adopted the provisions of the CICA Accounting Guideline 15 "Consolidation of Variable Interest
Entities". The effect of adoption was not material to the consolidated financial statements.

2. Pension cost attributable to the Company's pension plans is as follows:

	For the Three Months Ended			For the Six Months Ended
	June 30	June 30	March 31	June 30	June 30
	2005	2004	2005	2005	2004
Defined benefit plans	$2,109	$2,183	$2,747	$4,856	$4,629
Defined contribution plans	947	911	1,294	2,241	1,794
	$3,056	$3,094	$4,041	$7,097	$6,423

3. Under the terms of the Company's agreement for sale and leaseback of certain of the Montpelier Steelworks production equipment, the Company has guaranteed the residual value of the equipment at the end of the 15 year lease term in 2015 to be $37.5 million.

4. The restricted shares and performance units vest at the end of three years based on continued employment and achievement of certain Company performance objectives. Restricted shares are entitled to dividends declared on common shares during the vesting period and, upon vesting, performance units are entitled to an amount equal to dividends declared during the vesting period.
The fair value of the grants is being amortized to compensation expense over the vesting period. Compensation expense of $523, $458, and $127 has been recorded in the three month periods ended June 30 and March 31, 2005 and June 30, 2004, respectively. Compensation expense of $981 and $295 has been recorded in the six month periods ended June 30, 2005 and 2004, respectively.

The following table summarizes information on share capital and related matters at June 30, 2005:

	Outstanding	Vested
Common shares	48,079,675
Common shares - year-to-date weighted average	49,305,862
Common share stock options	369,170	367,502
Restricted shares	175,904	-
Performance units	145,985	-

The Company issued 301,800, 534,095 and 224,684 common shares in the quarters ended June 30, 2005, March 31, 2005 and
June 30, 2004, respectively, as a result of option exercises. In addition, the Company issued 15,740 shares of restricted stock in the quarter ended June 30, 2004 and 12,000 performance units in the quarters ended June 30, 2005 and 2004.

In March 2005, the Company filed a normal course issuer bid which entitles the Company to acquire approximately 4.2 million of its common shares between March 16, 2005 and March 15, 2006. All purchases will be made on the open market at the market price at the time of the purchase. All shares purchased under the bid will be cancelled. During the quarters ended June 30 and
March 31, 2005, 2,199,400 and 294,000 common shares were purchased for $104.9 and $16.3 million, respectively. Through
July 26, 2005, an additional 258,500 shares have been purchased under this program.					Page 1

5. In the second quarter 2005, the Company repaid in full the $71.4 million balance outstanding of the 7.32% Series B Senior Notes due April 1,
2009, including prepayment of $57.1 million, and purchased for cancellation $41.2 million of the 8.75% unsecured notes due June 1, 2013 and CDN $2.0 million of the 7.8% debentures, on the open market. The debt repayments resulted in a loss of approximately $10.2 million.

6. The Company is organized and managed as a single business segment, being steel products, and the Company is viewed as a single operating segment by the chief operating decision maker for the purposes of resource allocation and assessing performance.

Financial information on the Company's geographic areas follows. Sales are allocated to the country in which the third party customer receives the product.

	For the Three Months Ended			For the Six Months Ended
	June 30	June 30	March 31	June 30	June 30
	2005	2004	2005	2005	2004
Sales
Canada	$167,560	$128,519	$240,189	$407,749	$336,954
United States	499,152	419,756	505,808	1,004,960	694,229
	$666,712	$548,275	$745,997	$1,412,709	$1,031,183

			June 30	June 30	December 31
			2005	2004	2004
Capital Assets
Canada			$206,219	$193,850	$216,254
United States			847,162	884,069	859,258
			$1,053,381	$1,077,919	$1,075,512

	For the Three Months Ended			For the Six Months Ended
	June 30	June 30	March 31	June 30	June 30
	2005	2004	2005	2005	2004
Sales information by product group is as follows:
Steel mill products	$434,403	$349,604	$486,147	$920,550	$618,716
Tubular products	232,309	198,671	259,850	492,159	412,467
	$666,712	$548,275	$745,997	$1,412,709	$1,031,183

Tubular product sales volume in the first and second quarters can be negatively impacted by weather conditions in Western Canada.

7. Certain prior period amounts have been reclassified to conform with the current presentation.				Exhibit V	Page 2